

June 19, 2013

Via E-Mail
Mr. Jeffrey H. Vanneste
Chief Financial Officer
Lear Corporation
21557 Telegraph Road
Southfield, MI 48033

      Re: Lear Corporation
             Form 10-K for the year ended December 31, 2012
             Filed February 12, 2013
             File No. 001-11311

Dear Mr. Vanneste:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 32

1. We note your disclosures regarding the factors or circumstances responsible for fluctuations in your various income statement line items in MD&A. However, in addition to discussing the reasons for the various changes (or lack thereof), we believe you should also quantify the reasons for the changes, particularly when more than one factor is responsible for the change. For example, you state that certain increases were "primarily" attributed to one factor, and "partially offset" by another factor, or, you indicate, that "additionally", an increase was attributed to more than one factor without quantifying each. For a company with the size and breadth of operations such as yours,

these disclosures should be presented in a manner so as to allow investors to discern the relative contribution of each of the multiple components cited to the total change. Please revise to separately quantify each significant factor contributing to the change for each of the line items discussed within the results of operations section of MD&A.

2. Also, we believe your segment disclosures would be more meaningful to investors if your discussion of your results of operations for each of your segments included a discussion of changes in cost of sales and other operating expenses for your segments. Please consider revising your discussion of your segment results accordingly.

Consolidated Balance Sheets, page 50

3. We note from your consolidated balance sheets that other current assets and other long-term assets totaled $703.5 million and $1,171 million, respectively, at December 31, 2012. Please revise your consolidated balance sheets or the notes to your financial statements to disclose any current assets which exceed 5% of your total current assets. Your balance sheet or the notes to your financial statements should also be revised to disclose any long-term assets which exceed 5% of your total assets.

4. In a related matter, to the extent that that any category of other accrued liabilities exceeds 5% of your total current liabilities, your consolidated balance sheets or the notes to your financial statements should be revised to separately disclose the nature and amounts of these liabilities.

Note 5. Investments in Affiliates and Other Related Party Transactions, page 65

5. We note from the disclosure included in Note 5 that the Company holds a 55% ownership interest in Shanghai Lear STEC Automotive Parts Co., Ltd. which it accounts for using the equity method of accounting. We also note from the disclosure in Note 5 that this entity is accounted for using the equity method as a result of certain approval rights granted to the minority shareholders. Given the Company's ownership of more than 50% in this entity, please tell us in further detail and explain in the notes to your financial statements why the Company does not believe it has a controlling financial interest in this entity which should be accounted for using consolidation accounting. As part of your response and your revised disclosure, please explain the nature of the approval rights that are granted to this entities minority shareholders and explain why you believe such rights preclude the use of consolidation accounting for this entity. Refer to the guidance outlined in ASC 810-10-15-8 and 810-10-25.

Note 15. Quarterly Financial Data, page 89

6. Please revise Note 15 to explain the nature and amount of any unusual or infrequent items that materially impacted your quarterly results of operations for the various periods presented. For example, we note from the disclosure included in Note 8 that the Company

reversed substantially all of its deferred tax asset valuation allowance in the United States during the fourth quarter of 2012. Refer to the guidance outlined in Item 302(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief